UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 1, 2026

NEBIUS GROUP N.V.

Burgerweeshuispad 101

1076 ER Amsterdam, the Netherlands

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of the Company dated October 1, 2026, announcing the Company’s acquisition of Inferize

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: October 1, 2026	By:	/s/ Yael Almog
Yael Almog
General Counsel